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Midwest @ Work

•	The MidWest@Work Investment Strategy was implemented to spur economic development in the industrial Midwest.

•	The strategy’s footprint covers the states that border the Great Lakes, from Upstate New York to Minnesota. Nine cities/metropolitan areas – Buffalo, Cleveland, Columbus, Detroit, Minneapolis, Milwaukee, Pittsburgh, Saint Paul, and St. Louis – are the focus of investment.

•	By 2023, the goal is to have provided over $1 billion for the initiative. Ninety projects with total development investment of some $2 billion are anticipated.

Effects of Continued Disinvestment

•	The industrial Midwest has suffered population decline, loss of union jobs, particularly in manufacturing, and most notably an increase in poverty.

•	There is a strong correlation between the loss of manufacturing jobs and the rise in poverty levels.

•	From 1970 to 2009, the number of manufacturing jobs in the region fell by nearly 50% and the population fell by 40%, leaving many communities with weak economies, in stark contrast to their vibrancy when manufacturing employment was at its peak.

Working to Reverse the Cycle

•	There are signs of economic recovery in the region.

•	The number of manufacturing jobs was at an all-time low in 2009 but has begun to increase in recent years, and other middle class jobs and population are beginning to grow.

•	A commitment to provide access to affordable workforce housing, reduce the number of vacant homes, and invest in economic development will help turn the industrial Midwest around.

The estimated economic and fiscal impacts of these projects across the Midwest are significant:

Economic Impact Data: Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of September 30, 2018. Since inception dates from 1984-3Q 2018. In 2017 dollars.